

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05048927

March 24, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/24/2005

Re: Time Warner Inc.
Incoming letter dated March 4, 2005

Dear Mr. Chevedden:

This is in response to your letter dated March 4, 2005 concerning the shareholder proposal submitted to Time Warner by William Steiner. On February 28, 2005, we issued our response expressing our informal view that Time Warner could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.



Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

March 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Time Warner Inc. (TWX)
Shareholder Position on Company No-Action Request, supplement
Rule 14a-8 Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

In a separate no action request another company claimed "the majority of the stockholders" text of this same proposal could have 3 meanings. One of these meanings includes "approval by a majority of the shares outstanding ..." which does not seem to be the per capita voting that Exxon Mobil is claiming.

If our company still insists on choosing the least workable meaning from 3 meanings for "the majority of stockholders," which it has no need to do, then our company could then concurrently adopt per capita voting under state law.

In Schering-Plough Corporation (January 18, 2005) the Staff appears to have not concurred with a company argument that a company could not do two things concurrently – implement a proposal for a bylaw to destagger the board and concurrently amend its articles of incorporation to be consistent with the bylaw change.

The second opinion is thus believed to be incomplete. It does not argue that it would be impossible to concurrently amend the company's certificate of incorporation for per capita voting.

Furthermore this same proposal did not receive company concurrence in the following 2005 Staff Response Letters:

CVS Corporation (February 18, 2005)
The Interpublic Group of Companies, Inc. (January 25, 2005)
Bristol-Myers Squibb Company (January 19, 2005)
and determined "no basis to reconsider" on March 2, 2005

For these reasons, and the reasons in the January 28, 2005 and January 21, 2005 shareholder position letters, it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc:
William Steiner
Susan Waxenberg